UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

CENTURY ALUMINUM COMPANY
(Name of Issuer)

COMMON STOCK, $0.01 Par Value
(Title of Class of Securities)

156431 10 8
(CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-41-709-2563
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investment Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Western Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………...
	8.	Shared Voting Power 14,820,136 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 14,820,136 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,136 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investments AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………...
	8.	Shared Voting Power 14,820,136 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 14,820,136 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,136 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………....
	8.	Shared Voting Power 14,820,136 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 14,820,136 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,136 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power ....................................................................................................………......
	8.	Shared Voting Power 14,820,136 shares (See Item 5)
	9.	Sole Dispositive Power ...............................................................……………………...................
	10.	Shared Dispositive Power 14,820,136 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,136 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) CO, HC

Explanatory Note:

This is the fifth amendment (“Amendment No. 5”) to the statement on Schedule 13D for Glencore AG, Glencore Investment Pty Ltd. (“Glencore Investment Pty”), Glencore Investments AG (“Glencore Investments AG”), Glencore International AG (“Glencore International”) and Glencore Holding AG (“Glencore Holding”), which was originally filed with the Securities and Exchange Commission on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008 and July 21, 2008, relating to the common stock, par value $0.01 per share (“Common Stock”) of Century Aluminum Company (the “Company”).

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D, as amended through the date hereof (the “Schedule 13D”).

Item 2.	Identity and Background

Schedule I attached to the Schedule 13D, which contains information with respect to the identity and background of each executive officer and director of each Reporting Person in response to paragraphs (a), (b), (c) and (f) of Item 2, is hereby amended and restated in its entirety by Schedule I attached hereto.  All other information in Item 2 of the Schedule 13D remains the same.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

In connection with a proposed public offering by the Company of newly-issued shares of Common Stock (the “Public Offering”), Glencore AG and the Company have entered into an Agreement to Amend Certain Provisions of Standstill and Governance Agreement (the “SAGA Amendment”), dated January 27, 2009.  The SAGA Amendment provides for certain amendments to the Standstill and Governance Agreement (the “SAGA”), dated July 7, 2008, that would allow the Reporting Persons and their affiliates to increase their beneficial ownership percentage of the Company’s Common Stock from their current ownership percentage of approximately 30.2%, and to exercise voting with respect to a greater percentage of shares than they are now permitted to under the SAGA to the extent required to permit them to vote any shares acquired by them in the proposed Public Offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           The Reporting Persons beneficially own 14,820,136 shares of Common Stock, or 30.2% of the Company’s outstanding Common Stock.  The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 15,578,718 shares of Common Stock issuable upon conversion of the 155,787.18 shares of Preferred Stock owned by the Reporting Persons, which are convertible only (a) upon the occurrence of events that have not transpired and that are outside of the control of the Reporting Persons, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 22,500 shares subject to presently exercisable options and 1,047 shares of restricted Common Stock that vest in June 2009 or upon the holder’s earlier termination of services as a director of the Company due to death or disability, each held directly by Mr. Willy R. Strothotte, who holds such options and shares as nominee for Glencore Investment Pty.  The aggregate number and percentage of shares of Common Stock beneficially owned by the persons (other than the Reporting Persons) named in Item 2 is set forth opposite their names on Schedule I hereto.  The beneficial ownership percentages reported herein are based upon the 49,052,692 shares of Common Stock reported as outstanding as of December 31, 2008 in the Company’s prospectus supplement, dated January 27, 2009, to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 29, 2007.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 14,820,136 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his name on Schedule I hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in any shares of Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore Investment Pty Ltd.	Acquisition (1)	12/31/2008	1,296	(1)

(1)
Represents Common Stock acquired upon the automatic conversion of 12.96 shares of the Company’s Series A Convertible Preferred Stock (“Preferred Stock”) in accordance with the terms of the Preferred Stock.

(d)           None.

(e)           Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end thereof:

In connection with the Company’s proposed Public Offering, Glencore AG and the Company executed the SAGA Amendment.  Under the SAGA Amendment Glencore AG and the Company agreed that (1) if the Reporting Persons or their affiliates purchase Common Stock in the Public Offering, then until April 7, 2009, they may beneficially own, and exercise voting rights with respect to, a number of shares of the Company’s Common Stock equal to the greater of (x) 28.5% of the outstanding Common Stock and (y) the quotient of: (a) the sum of (i) the number of shares of Common Stock that equals 28.5% of the Company’s outstanding Common Stock immediately prior to the Public Offering, and (ii) the number of shares purchased by Glencore AG in the Public Offering; divided by (b) the number of shares of Company Common Stock outstanding immediately following the Public Offering, even if such amount exceeds the 30.2% of Common Stock they currently hold.  Following April 7, 2009, Glencore AG’s permitted ownership percentage shall be as set forth in the SAGA.  The SAGA Amendment will become effective only if the Reporting Persons or their affiliates purchase additional shares of common stock in the proposed Public Offering.

Also in connection with the proposed Public Offering, Glencore Investment Pty has agreed to enter into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, as representatives of the underwriters of the Public Offering, it will not, during the period ending 90 days after the date of the final prospectus relating to the Public Offering: (1) offer, pledge, sell, contract to sell, grant any option, right to warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.  The restrictions in the Lock-Up Agreement will not apply to certain transfers, including as part of a third party acquisition of the Company.  The Lock-Up Agreement will not be effective if the proposed Public Offering is not consummated by February 10, 2009.

The foregoing descriptions are subject to, and qualified in their entirety by reference to the full text of the SAGA Amendment and the Lock-Up Agreement which are attached hereto as Exhibits 2 and 3, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated January 28, 2009

2.	Agreement to Amend Certain Provisions of Standstill and Governance Agreement, dated January 27, 2009

3.	Form of Lock-Up Agreement

4.
Power of Attorney (incorporated by reference to Exhibit 24.1 to Amendment No. 4 to Schedule 13D, dated July 18, 2008, and filed by the Reporting Persons with the Securities and Exchange Commission on July 21, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2009

Glencore Investment Pty Ltd

By:           /s/     Valarie A. Hing
Name:    Valarie A. Hing
Title:      Attorney-in-Fact

Glencore Investments AG

By:            /s/     Valarie A. Hing
Name: Valarie A. Hing
Title:    Attorney-in-Fact

Glencore International AG

By:          /s/     Valarie A. Hing
Name:   Valarie A. Hing
Title:     Attorney-in-Fact

Glencore Holding AG

By:          /s/     Valarie A. Hing
Name:   Valarie A. Hing
Title:     Attorney-in-Fact

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore Holding AG and Glencore International AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore Investment Pty Ltd

Name	Principal Occupation	Business address	Share Ownership

Steven N. Isaacs	Chairman and Managing Director of Glencore Finance AG

Richard James Marshall	In-house Counsel of Glencore International AG

Eric Diedrichsen	Employee of Glencore International AG – Accounting

Marc Ocksay	Employee of Glencore International AG – Finance

Ross Lind	Employee of Glencore Investment Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Victoria Marr (Citizen of Australia)	Employee of Glencore Australia Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Directors of Glencore Investments AG

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG – Accounting

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director; former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

(1) Represents shares underlying options and restricted stock that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options and shares of restricted stock as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.